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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Performance Food Group Company
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             (Exact name of registrant as specified in its charter)

       Tennessee                                            54-0402940
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(State of incorporation or organization)                 (I.R.S. employer
                                                         identification no.)

6800 Paragon Place, Suite 500
      Richmond, Virginia                                       23230
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(Address of principal executive offices)                    (zip code)


If this Form relates to the registration       If this Form relates to the
of a class of debt securities and is           registration of a class of debt
effective upon filing pursuant to General      securities and is to become
Instruction A(c)(1) please check the           effective simultaneously with the
following box.  [ ]                            effectiveness of a concurrent
                                               registration statement under the
                                               Securities Act of 1933 pursuant
                                               to General Instruction A(c)(2)
                                               please check the following
                                               box.  [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class to be                      Name of Each Exchange on Which
    so Registered                               Each Class is to be Registered
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        None                                                 None
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Securities to be registered pursuant to Section 12(b) of the Act:

                       Rights to Purchase Preferred Stock
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                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

         On May 6, 1997, the Board of Directors of Performance Food Group Company (the "Company") declared a dividend of one Stock Purchase Right (a "Right") per share of the Company's Common Stock, $.01 par value per share (the "Common Stock"), outstanding on May 30, 1997 (the "Record Date"). A Right will also accompany each share of the Company's Common Stock issued following the Record Date. Each Right, when it first becomes exercisable, entitles the holder to purchase from the Company one hundredth of one share of Preferred Stock, $.01 par value per share (the "Preferred Stock"), at an initial exercise price of $100 per one-hundredth of one share (the "Exercise Price"), subject to adjustment. The terms and conditions of the Rights are set forth in a Rights Agreement, dated as of May 16, 1997 (the "Rights Agreement"), between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Agent").

         Initially, the Rights will not be exercisable or transferable apart from the shares of the Common Stock with respect to which they are distributed, and will be evidenced only by the certificates representing shares of Common Stock. The Rights will become exercisable and transferable apart from the Common Stock on a date (the "Exercisability Date") that is the earlier of (a) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below); or (b) the close of business on such date as a majority of the Company's Board of Directors shall determine, which date may occur only following the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. The Rights will be exercisable from the Exercisability Date until the Expiration Date (which is the earlier of (x) the close of business on the tenth anniversary of the Record Date (the "Final Expiration Date") or (y) the date the Rights are redeemed by the Company (the "Redemption Date")), at which time they will expire.

         With certain exceptions described in the Rights Agreement, a person or group becomes an Acquiring Person when such person or group acquires or obtains the rights to acquire beneficial ownership of 20% or more of the then outstanding shares of the Common Stock, or 10% or more of such shares if the Company's Board of Directors, after reasonable inquiry and investigation, declares the acquiring person an Adverse Person under guidelines set forth in the Rights Agreement. The Board of Directors may declare any person to be an Adverse Person after it determines that (i) such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the Company's Common Stock and (ii) after reasonable inquiry and investigation, such Person's ownership in the Company is reasonably likely (x) to cause the Company to take action that would provide such person with short-term gain to the detriment of the long-term interests of the Company and its shareholders, or (y) to have a material adverse impact on the business or prospects of the Company.

         Prior to the Exercisability Date, the Rights will not be transferable apart from the shares of the Common Stock to which they are attached. Thus, the surrender or transfer of any Common Stock certificate prior to that date will also constitute the transfer of the Rights associated with the shares represented by such certificate. As soon as practicable after the Exercisability Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of the Common Stock as of the close

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of business on the Exercisability Date and, in certain circumstances, holders of certain shares issued after the Exercisability Date.

         Upon the occurrence of an Exercisability Date (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise, the number of shares of the Common Stock (or, in certain circumstances, at the discretion of the Company's Board of Directors, cash, property, other securities of the Company or other consideration) having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right; provided, however, that any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates) will become null and void upon the occurrence of the Flip-In Event. Cash will be paid in lieu of issuing fractional shares of Common Stock pursuant to an exercise of the Rights.

         If, at any time following a Stock Acquisition Date, either (i) the Company is acquired in a merger or other business combination transaction, or
(ii) the Company sells or otherwise transfers more than 50% of its aggregate assets, cash flow, or earning power, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to two times the then current Exercise Price of the Right. The Flip-Over Right shall be exercisable apart from, and regardless of the exercise or surrender of, the Flip-In Right.

         At any time prior to the earlier of (i) the close of business on the tenth business day following the Stock Acquisition Date, or (b) the close of business on the Final Expiration Date, and in certain other circumstances, the Company's Board of Directors may redeem the Rights, in whole but not in part, at a Redemption Price of $.001 per Right.

         At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per right. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after such Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding.

         At any time prior to the Exercisability Date, the Board of Directors may amend any provision of the Rights Agreement in any manner. Thereafter, the Board may amend the Rights Agreement in certain respects, including generally
(a) to shorten or lengthen any time period under the Rights Agreement or (b) in any manner that the Company's Board of Directors deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board in originally adopting the Rights Plan. Certain amendments (including changes to the Redemption Price, Exercise Price, Expiration Date, or number of shares for which a Right is exercisable), whether prior to the Exercisability Date or thereafter, are permitted only upon approval by a majority of the Board of Directors.

         Each one-hundredth of a share of Series A Preferred Stock, if issued, will have one vote per hundredth of a share and will vote on all matters submitted to a vote of the Company's shareholders, except as otherwise required by law. Subject to prior dividend rights and sinking fund or redemption or purchase rights which may be applicable to any other series of Preferred Stock, the holders of the Series A Preferred


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Stock will be entitled to share ratably in such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion out of funds legally available therefor with respect to the Series A Preferred Stock and on a one hundred-to-one basis with respect to the Common Stock. The holders of each one-hundredth of a share of Series A Preferred Stock are entitled to share in any assets remaining after satisfaction of all prior claims upon liquidation of the Company, including prior claims of any other series of Preferred Stock, ratably with the holders of each share of the Company's Common Stock. Holders of the Series A Preferred Stock will have no preemptive or other subscription rights, and the Series A Preferred Stock is not subject to call.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


Item 2.  Exhibits.

         1. Rights Agreement, dated as of May 16, 1997, between Performance Food Group Company and First Union National Bank of North Carolina, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated May 19, 1997).





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        PERFORMANCE FOOD GROUP COMPANY



Date: May 19, 1997                      By: /s/ Roger L. Boeve
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                                           Roger L. Boeve
                                           Executive Vice President and
                                           Chief Financial Officer





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                                 EXHIBIT INDEX

     Exhibit
     Number                       Description

       1 Rights Agreement, dated as of May 16, 1997, between Performance Food Group Company and First Union National Bank of North Carolina, as Rights Agent, which includes as exhibits, the form of Right Certificate and the Summary of Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated May 19, 1997).










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